EXHIBIT 99.3

Form of Proxy

SPECIAL MEETING OF THE SHAREHOLDERS AND OPTIONHOLDERS OF

LEVON RESOURCES LTD. (THE "COMPANY")

TO BE HELD AT THE

METROPOLITAN HOTEL, PACIFIC ROOM,

645 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA

ON

WEDNESDAY, JUNE 3, 2015, AT 10:00 AM (PST)

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Information Circular)

The directors and management of the Company recommend Shareholders VOTE FOR the matters set out below.

		For	Against

The undersigned shareholder ("Shareholder") of the Company hereby appoints, Ron Tremblay, Director, President and CEO of the Company, or failing this person, Vic Chevillon, Vice President, Exploration, of the Company, or failing this person, Christina Boddy, Corporate Secretary of the Company or in the place of the foregoing, _______________________ ______________ as proxyholder for and on behalf of the Shareholder with full power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the special meeting of the shareholders and optionholders of the Company to be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on June 3, 2015 at 10:00 a.m. (PST) (the "Meeting") and at every adjournment or postponement thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the Meeting or any adjournment or postponement thereof.

The Shareholder hereby directs the proxyholder to vote the common shares of the Company ("Shares") registered in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:  ______________________________

Please Print Name: _________________________

1.

To consider, and, if thought advisable, to pass, with or without amendment, a special resolution approving an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving Levon Resources Ltd. ("Levon"), SciVac Ltd., 1027949 B.C. Ltd. and the shareholders and optionholders of Levon (the "Arrangement"), the full text of which is set forth in Appendix A of the accompanying Management Information Circular.

2.

To consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving a new rolling stock option plan for Levon for use following completion of the Arrangement, the full text of which is set forth in the accompanying Management Information Circular.

RETURN YOUR PROXY TO VALIANT TRUST COMPANY AT ITS OFFICES AT 600 – 750 CAMBIE STREET, VANCOUVER, BC, V6B 0A2, OR BY FAX NUMBER 604-681-3067, OR BY TOLL FREE (IN CANADA) FAX NUMBER 1-855-375-6916, OR BY INTERNET VOTING AT HTTPS://PROXY.VALIANTTRUST.COM

Date: ____________________________________

Number of Shares Represented by Proxy: ________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

PROXIES MUST BE RECEIVED BY 10:00 AM (PST) ON JUNE 1, 2015 OR 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

1

INSTRUCTIONS FOR COMPLETION OF FORM OF PROXY

1.	This Form of Proxy is solicited by management of the Company.

2.

This Form of Proxy ("Instrument of Proxy") must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Valiant Trust Company.

4.	A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on this Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Shareholder with respect to a resolution set out in this Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy; OR

(b)

appoint another proxyholder, who MUST be a shareholder of the Company, to vote according to the Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the alternate proxyholder will have discretionary authority to vote as the alternate proxyholder sees fit.

6.

A person MUST NOT be appointed a proxyholder unless the person is a shareholder of the Company, unless (i) the shareholder is a corporation, (ii) the Company has only one shareholder at the time of the Meeting, or (iii) the remaining shareholders present in person or represented by proxy at the Meeting for which the proxyholder is appointed, by resolution of which the proxyholder is not entitled to vote, permit the proxyholder to attend and vote at the Meeting.

7.

The Shares represented by this Instrument of Proxy will be voted in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. Further, the Shares will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

8.

If a Shareholder has submitted an Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person. To do so, the Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior Instrument of Proxy.

9.

You may use the internet site at HTTPS://PROXY.VALIANTTRUST.COM to transmit your voting instructions. You should have this Instrument of Proxy in hand when you access the web site. You will be prompted to enter your Control Number, which is located on this Instrument of Proxy. If you vote by internet, your vote must be received not later than 10:00 a.m. (PST) on June 1, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting. This website may be used to appoint a proxyholder to attend and vote on your behalf at the Meeting and to convey your voting instructions. Complete proxy instructions are found in the Management Information Circular.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of VALIANT TRUST COMPANY not later than 10:00 a.m. (PST) on June 1, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting.

RETURN YOUR PROXY TO VALIANT TRUST COMPANY AT ITS OFFICES AT 600 – 750 CAMBIE STREET, VANCOUVER, BC, V6B 0A2, OR BY FAX NUMBER 604-681-3067, OR BY TOLL FREE (IN CANADA) FAX NUMBER 1-855-375-6916, OR BY INTERNET VOTING AT HTTPS://PROXY.VALIANTTRUST.COM